November 12, 2019

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On September 4, 2019, the Registrant, on behalf of its series, AlphaCentric LifeSci Healthcare Fund (the “Fund”) filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on October 17, 2019, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

Prospectus

Fee Table

Comment 1: Please confirm supplementally that the expense waiver for the Fund will be effective for one year from the effective date of the Registration Statement.

Response: The Registrant so confirms.

Principal Investment Strategies

Comment 2: In the Fund’s principal investment strategy disclosures, please define “life sciences and healthcare sectors.” The Staff assumes there is overlap between the two sectors. If not, please consider whether the Fund should be named “AlphaCentric Life Sciences and Healthcare Fund.”

Response: The Registrant has amended its disclosures to state the following:

Under normal market conditions, the Fund will invest at least 80% of its net assets plus borrowings for investment purposes in the securities of companies in the life sciences and healthcare sectors, which the Fund defines to be the category of companies related to producing or supplying facilities, supplies, technology,

Ms. Elisabeth M. Bentzinger

November 12, 2019

pharmaceuticals, equipment, devices or services for the preservation and care of a person’s health.

Comment 3: Please add ETF Risk to the Fund’s principal investing risks.

Response: The Registrant has added the following risk disclosure:

ETF Risk: The ETFs (“Underlying Funds”) in which the Fund invests are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Underlying Funds and may be higher than other mutual funds that invest directly in stocks and bonds. Each of the Underlying Funds is subject to its own specific risks, but the Sub-Advisor expects the principal investments risks of such Underlying Funds will be similar to the risks of investing in the Fund. Like an open-end investment company (mutual fund), the value of an ETF can fluctuate based on the prices of the securities owned by the ETF, and ETFs are also subject to the following additional risks: (i) the ETF’s market price may be less than its net asset value; (ii) an active market for the ETF may not develop; and (iii) market trading in the ETF may be halted under certain circumstances..

Comment 4: Please define “development stage companies” as used on page 2 of the Prospectus.

Response: The Registrant has amended its disclosures to state the following:

The Fund defines life sciences and healthcare companies to include those companies that are expected to derive 50% or more of their revenue from life sciences and healthcare related products and services. These companies may include development stage companies, which are entities devoting substantially all of their efforts establishing a business for which commercial operations have not commenced or no significant revenue is being generated.

Comment 5: Please add corresponding risk disclosures related to the Fund’s investments in “initial public offerings, mezzanine finance offerings and other structured transactions” as stated on page 2 of the Prospectus.

Response: The Registrant has added the following to its principal risk disclosures:

IPO Risk. The Fund invests in IPOs at the time of the initial offering and in post-IPO trading. The stocks of such companies are unseasoned equities lacking a trading history, a track record of reporting to investors and widely available research coverage. IPOs are thus often subject to extreme price volatility and

Ms. Elisabeth M. Bentzinger

November 12, 2019

speculative trading. These stocks may have above-average price appreciation in connection with the initial public offering prior to inclusion in the Fund. The price of stocks included in the Fund may not continue to appreciate. In addition, IPOs share similar liquidity risks as private equity and venture capital. Such liquidity risks exist when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. The free float shares held by the public in an IPO are typically a small percentage of the market capitalization. The ownership of many IPOs often includes large holdings by venture capital and private equity investors who seek to sell their shares in the public market in the months following an IPO when shares restricted by lock-up are released, causing greater volatility and possible downward pressure during the time that locked-up shares are released.

Structured Note Risk. The Fund may seek investment exposure to sectors through structured notes that may be exchange traded or may trade in the over the counter market.  These notes are typically issued by banks or brokerage firms and have interest and/or principal payments which are linked to changes in the price level of certain assets or to the price performance of certain indices.  The value of a structured note will be influenced by time to maturity, level of supply and demand for this type of note, interest rate and market volatility, changes in the issuer's credit quality rating, and economic, legal, political, or events that affect the industry.  In addition, there may be a lag between a change in the value of the underlying reference asset and the value of the structured note.  Structured notes may also be subject to counterparty risk.  The Fund may also be exposed to increased transaction costs when it seeks to sell such notes in the secondary market.

Comment 6: In the second paragraph under the heading “Principal Investment Strategies” on page 2 of the Prospectus, please explain how the economic characteristics of these industries are sufficiently related such that it is reasonable to consider them a related group of industries. Alternatively, please revise the concentration policy to reflect the Fund’s concentration in each of the listed industries separately.

Response: The Registrant has amended its disclosures to state the following:

The Fund concentrates its investments (i.e., invests more than 25% of its assets) in the biotech and pharmaceutical; health care facilities and services; and medical equipment and devices industries, collectively. Each of these industries are commonly categorized to be within the healthcare sector because they share similar market sizes, growth rates and distribution channels.

Ms. Elisabeth M. Bentzinger

November 12, 2019

Principal Investment Risk Disclosures

Comment 7: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The prospectus and statement of additional information in the Registration Statement included only the Fund. However, the Fund is part of a larger fund complex and the Registrant intends to file a combined prospectus and statement of additional information that includes the Fund and five other funds. Therefore, disclosing the Fund’s most relevant risks ahead of other risks in the combined prospectus’s Item 9 disclosures is not possible. Furthermore, disclosing the Fund’s risks in order of relevance in only its Item 4 disclosures would be inconsistent with the Item 9 disclosure and could confuse investors.

Although the Registrant maintains its position that the materiality of each risk is dynamic, the Registrant will take the Staff’s position into consideration when preparing future filings.

Comment 8: Please add risk disclosure relating to the Fund’s investment in inverse ETFs and disclose how often the Fund must rebalance the inverse ETF position. If rebalancing does not occur daily, please disclose why not and state the risk associated with holding the position for longer than one day, i.e., that the inverse ETF will not perform as expected over periods greater than one day.

Response: The Registrant has added the following to its risk disclosures:

Inverse ETF Risk. Because of mathematical compounding, and because inverse ETFs have a single day investment objective to track the performance of a multiple of an index, the performance of an inverse ETF for periods greater than a single day is likely to be greater than or less than the actual multiple of the index even before accounting for the ETF’s fees and expenses. Compounding will cause longer term results to vary significantly from the stated multiple of the index particularly during periods of higher index volatility.

The Registrant has amended its principal and non-principal investment strategy disclosures on page 8 of the Prospectus to state the following:

Ms. Elisabeth M. Bentzinger

November 12, 2019

For hedging purposes or when the Sub-Advisor anticipates significant price changes due to company or market moving events, the Fund may also invest in inverse ETFs and purchase and sell call and put options on equity securities of healthcare companies. An inverse ETF is designed to produce daily returns, before the effect of fees and expenses, that are the opposite of the daily returns of a reference index. The Sub-Advisor will rebalance the inverse ETF position when necessary as dictated by the market.

Comment 9: Please add market price variance risk to the Fund’s principal investment risk disclosures.

Response: The Registrant has added the following to its risk disclosures:

Market Price Variance Risk. The Fund bears the risk that the market price that it pays for an inverse ETF will not be equal to the ETF’s true value.

Comment 10: Please revise the Fund’s disclosure of industry concentration risk so that it matches the Fund’s concentration policy.

Response: The Registrant has amended its disclosures to state the following:

Industry Concentration Risk. The Fund may be susceptible to an increased risk of loss, including losses due to adverse occurrences affecting the Fund more than the market as a whole, because the Fund’s investments are concentrated in the ~~life science and healthcare industries.~~ biotech and pharmaceutical; health care facilities and services; and medical equipment and devices industries, collectively.

o	Biotech and Pharmaceutical Industry Risk. The profitability of these companies is highly dependent on the development, procurement and marketing of drugs and the development, protection and exploitation of intellectual property rights and other proprietary information. These companies may be significantly affected by the expiration of patents or the loss of, or the inability to enforce, intellectual property rights. Research and other costs associated with developing or procuring new drugs and the related intellectual property rights can be significant and may not be successful. Many pharmaceutical companies face intense competition from new products and less costly generic products, which may make it difficult to raise the prices of their products and may result in price discounting. In addition, the process for obtaining regulatory approval from the U.S. Food and Drug Administration or other governmental regulatory authorities is

Ms. Elisabeth M. Bentzinger

November 12, 2019

long and costly and there is no assurance that the necessary approvals will be obtained or maintained by these companies.

These companies may be adversely affected by government regulation and changes in reimbursement rates from third-party payors, such as Medicare, Medicaid and other government-sponsored programs, private health insurance plans and health maintenance organizations. The profitability of these companies may be dependent on a relatively limited number of products. Additionally, their products can become obsolete due to industry innovation, changes in technologies or other market developments.

o	Healthcare Industry Risk. The Fund is subject to the risk that the companies in that industry are likely to react similarly to legislative or regulatory changes, adverse market conditions and/or increased competition affecting their market segment. Due to the rapid pace of technological development, there is the risk that the products and services developed by these companies may become rapidly obsolete or have relatively short product cycles. There is also the risk that the products and services offered by these companies will not meet expectations or even reach the marketplace.

o	Medical Equipment and Devices Industry Risk. Many companies in the medical equipment and devices industry are affected by the expiration of patents, litigation based on product liability, industry competition, product obsolescence and regulatory approvals, among other factors.

Comment 11: Please amend the Fund’s industry concentration risk disclosure so that it is specific to each industry and not a general risk disclosure about concentration.

Response: The Registrant refers to its response to Comment 10.

Performance

Comment 12: Please supplementally identify the broad-based securities index that the Fund will utilize. The Staff notes that a broad-based securities index should be indicative of the overall stock or bond market.

Response: The Fund will utilize the S&P500 Total Return Index and the S&P Biotechnology Select Industry Index.

Ms. Elisabeth M. Bentzinger

November 12, 2019

Additional Information about the Fund’s Principal Investment Strategies and Related Risks

Comment 13: The Staff notes that the Registrant’s Item 4 disclosures are nearly identical to its Item 9 disclosures. Please consider whether the Registrant’s Item 4 disclosures can summarize its Item 9 disclosures. See IM Guidance Update No. 2014-08, “Guidance Regarding Mutual Fund Enhanced Disclosure.”

Response: The Registrant notes that based on the responses to Comments 1-12 above, its Item 4 disclosures are more identical to its Item 9 disclosures. The Registrant has amended its Item 4 disclosures to state the following:

The Fund seeks to achieve its investment objective by investing in healthcare related companies that the Fund’s investment sub-advisor, LifeSci Fund Management LLC (the “Sub-Advisor”) believes to have potential to appreciate in value. Under normal market conditions, the Fund will invest at least 80% of its net assets plus borrowings for investment purposes in the securities of companies in the life sciences and healthcare sectors. which the Fund defines to be the category of stocks related to producing or supplying facilities, supplies, technology, pharmaceuticals, equipment, devices or services for the preservation and care of a person’s health. The Fund will invest in the equity securities, primarily common stock, of these companies and may also invest, from time to time, in exchange traded funds (“ETFs”) that primarily invest in these companies. The Fund defines life sciences and healthcare companies to include those companies that are expected to derive 50% or more of their revenue from life sciences and healthcare related products and services. These companies may include development stage companies, which are entities devoting substantially all of their efforts establishing a business for which operations have not commenced or no significant revenue is being generated.

The Fund may invest up to 15% of the Fund’s net assets in private and other companies whose securities may have legal or contractual restrictions on resale or are otherwise illiquid such as initial public offerings, mezzanine financing offerings and other structured transactions. The Fund may invest in securities of companies of any market capitalization and ~~may invest without limitation in securities of~~ in foreign companies ~~domiciled outside the United States~~ either directly or through American Depositary Receipts (“ADRs”).

The Fund concentrates its investments (i.e., invests 25% or more ~~than 25%~~ of its assets) in the biotech and pharmaceutical; health care facilities and services; and medical equipment and devices industries, collectively.

Ms. Elisabeth M. Bentzinger

November 12, 2019

For hedging purposes or when the Sub-Advisor anticipates significant price changes due to company or market moving events, the Fund may also invest in inverse ETFs and purchase and sell call and put options on equity securities of life sciences and healthcare companies.

~~The Sub-Advisor uses proprietary primary research to select companies it believes have significant potential to appreciate in value.~~ The Sub-Advisor begins the investment selection process by systematically screening the universe of life sciences and healthcare companies using fundamental scientific and medical literature review and input from leading scientific and medical experts to identify highly innovative thematic areas of interest. Financial analysis, market projections and corporate diligence are then performed ~~preformed~~ to select the Fund’s investments. ~~the companies for investment and the price targets for the purchase and sale of each potential investment.~~

The Fund is classified as “non-diversified” for purposes of the Investment Company Act of 1940 (the “1940 Act”), which means a relatively high percentage of the Fund’s assets may be invested in the securities of a limited number of companies.

Comment 14: Please disclose that the Fund will consider the investment of underlying funds when determining its compliance with the names rule. Furthermore, if the Fund will include derivatives in its 80% policy, please disclose that the Fund will value those derivatives, for purposes of the names rule, on a mark-to-market basis.

Response: The Registrant has amended its disclosures on page 7 of the Prospectus to state the following:

Under normal market conditions, the Fund will invest at least 80% of its net assets plus borrowings for investment purposes in the securities of companies in the life sciences and healthcare sectors. The Fund will invest in the equity securities, primarily common stock, of these companies and may also invest, from time to time, in ETFs that primarily invest in these companies.  The Fund will consider the composition of the underlying funds when determining its compliance with this test. Any investment in derivatives will be valued on a market-to-market basis to the extent that they count towards this policy.

Comment 15: In the first sentence of the second full paragraph on page 8 of the Prospectus, please clarify that the Fund may invest in inverse ETFs and purchase and sell call and put options on equity securities of life sciences and healthcare companies.

Response: The Registrant has amended its disclosures accordingly.

Ms. Elisabeth M. Bentzinger

November 12, 2019

Statement of Additional Information

Comment 16: Please note that the concentration policy as described on pages 3 of the Statement of Additional Information should state “more than 25% of net assets”) in a manner consistent with the concentration policy as recited on pages 2 and 8 of the Prospectus.

Response: The Registrant has amended its disclosures accordingly.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser